Feutune Light Acquisition Corporation

June 13, 2022

Via Edgar

Ms. Stacie Gorman

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Feutune Light Acquisition Corporation
Registration Statement Filed June 13, 2022
File No. 333-264221

Dear Ms. Gorman:

This letter is in response to the letter dated June 13, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Feutune Light Acquisition Corporation (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An Amendment No. 4 to the Registration Statement on Form S-1 (the “Amendment”) is being filed to accompany this letter.

Amendment No. 3 to Registration Statement on Form S-1

General

1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless..

Response: In response to the Staff’s comment, we have updated the disclosre on cover page, pages 27 and 32 of the registration statement accordingly.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila E. Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

By:	/s/ Xuedong (Tony) Tian
Xuedong (Tony) Tian Chief Executive Officer

Arila E. Zhou, Esq.

Robinson & Cole LLP